UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

  37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

 (Address of Principal Executive Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GLOBANT S.A.

FORM 6-K

On May 12, 2017, the board of directors of Globant S.A. (the “Company”) appointed Mrs. Linda Rottenberg to the audit committee of the Company, in substitution of Mr. Timothy Mott. Consequently, the audit committee of the Company will be composed of Mrs. Linda Rottenberg and Messrs. Philip A. Odeen and Mario Eduardo Vázquez, with Mr. Vázquez serving as the chairman of the audit committee and the audit committee financial expert as currently defined under applicable SEC rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

	By:	/s/ PATRICIO PABLO ROJO
		Name:	Patricio Pablo Rojo
		Title:	General Counsel

Date: May 16, 2017